SUGARMADE, INC.

750 Royal Oaks Dr.

Suite 108

Monrovia, California

888-982-1628

July 12, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Sugarmade, Inc.

Registration Statement on Form S-1

SEC File No. 333-232364

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sugarmade, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232364), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, on Thursday, July 18, 2019 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald J. Stauber of the Stauber Law Office, 1880 Century Park East, Suite 315, counsel to the Company, at (310) 556 0080, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
SUGARMADE, INC.

By:	/s/ Jimmy Chan
Name:	Jimmy Chan
Title:	Chief Executive Office

cc:	Stauber Law Office